HILBURN, CALHOON, HARPER, PRUNISKI & CALHOUN, LTD.

ATTORNEYS AT LAW

ONE RIVERFRONT PLACE - EIGHTH FLOOR

NORTH LITTLE ROCK, ARKANSAS 72114

POST OFFICE BOX 5551

NORTH LITTLE ROCK, ARKANSAS 72119

TELEPHONE: (501) 372-0110

FACSIMILE: (501) 372-2029

December 20, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Mr. Michael Clampitt,

Staff Attorney, Office of Financial Services

RE:Stone Bancshares, Inc.

Request for Qualification of Offering Statement on Form 1-A

File No. 024-10757

Ladies and Gentlemen:

The issuer has received notification that your office has no further comments on its Form 1-A Offering Statement initially filed October 30, 2017 and hereby requests that its Offering Statement be qualified effective December 21, 2017.

Thank you for your assistance.  If you have any questions, please do not hesitate to contact me.

Sincerely,

/s/ John E. Pruniski, III

JEP/bl

cc:Stone Bancshares, Inc.